EXHIBIT 99.13

YAMANA RESOURCES INC.

INTERIM REPORT
FIRST QUARTER
MAY 31, 2002

OPERATIONS
Santa Cruz, Argentina
From April 1999, Yamana focused almost exclusively on producing highgrade silver ore from Mina Martha in western Santa Cruz Province, Argentina. Plagued with an initial 2-month startup delay due to a severe winter storm in September 2000 and with a second 2-month operating delay caused by another storm in 2001, the mine fell behind schedule. The 17 ore shipments from this operation totaled 4,000 tonnes, returning 1.84 million ounces equivalent-silver. This was about 20 percent fewer tonnes and 40 percent fewer ounces than expected, a shortfall attributed to losing 4 months, inappropriate mining methods, and lower than expected grades. Additionally, silver prices fell far below those expected when financing was obtained. The production loan could not be extended beyond its December 23, 2001 maturation date and this led to Yamana’s decision to sell the operation.

On April 2, 2002, Yamana sold its Argentine operating subsidiary, including Mina Martha, to Coeur d’Alene Mines Corporation in exchange for Coeur satisfying Yamana’s loan obligation to Northgate Exploration (BVI) Limited. Under the agreement, Yamana retains the ownership of all properties and assets located in the gold-dominant eastern part of the Province.

The eastern properties include 195 square kilometers of mineral rights and 420 square kilometers of surface ownership covering all or part of three large ranches. As a result, Yamana owns the surface rights covering the most advanced of the gold properties – Martinetas, Microonda, Goleta – and a fully-equipped operations base camp established at Bema ranch.

On April 12, 2002, Yamana entered into an agreement with Compania de Minas Buenaventura S.A.A., Peru’s largest gold mining company, to fund a twophase exploration program for the eastern gold properties. Subsequently, Mauricio Hochschild & Compania S.A.C., another large Peruvian mining company, agreed to join the Joint Venture. These two companies collectively can earn a two-thirds interest (66.67%) by spending US$6 million in exploring the properties over a 6-year period. Buenaventura/Hochschild will explore and advance Yamana’s previously identified gold targets. Yamana will identify new opportunities for the Joint Venture.

Yamana’s new Joint Venture partners have already initiated surface mapping and sampling of the high-grade Coyote vein on the Martinetas property. They plan an extensive campaign of surface trenching, possibly followed by drilling, starting September 2002, at the Coyote, Cerro Oro, and T-1 (renamed “Armadillo”) high-grade gold targets at Martinetas, and at four possible high-grade gold targets on Yamana’s Syrah (renamed “La Paloma”) property, northwest of Martinetas. Five new cateos, totaling approximately 500 square kilometers, have been filed to cover ground surrounding the 99 square kilometer area covered by the original Syrah property.

Victor H. Bradley
President & CEO

MANAGEMENT DISCUSSION AND ANALYSIS
Overview
On April 2, 2002, Yamana closed a three-way agreement with Coeur d’Alene Mines Corporation (“Coeur”) and Northgate Exploration (BVI) Limited. Coeur acquired all of Yamana’s silver properties in western Santa Cruz Province, Argentina in exchange for satisfying, in full, all amounts owing to Northgate. Yamana retained 100% of its gold properties in the east.

It is of note that Mina Martha is the purest silver mine in the world; 99.87% of silver by weight. Despite a high level of fixed costs due to its location and the loss of production time, Mina Martha produced silver at a cash cost of US$2.07 per ounce silver equivalent; among the lowest in the world. However, the loss of a third of a year due to consecutive severe winters, falling silver prices closer to US$4.00/oz compared with US$5.50/oz when financing for production and a production loan which could not be extended beyond its December 23, 2001 maturity, combined to require the sale of Mina Martha to satisfy the unpaid balance on the production loan. Failure to repay this loan would have meant the loss of all of Yamana’s Argentina assets and, thus, the end of the company.

Later in April 2002, Yamana entered into an agreement, subject to due diligence, with Cia de Minas Buenaventura S.A.A. (“Buenaventura”), to fund a two-phase US$6 million exploration program of the gold properties. Also in April, Mauricio Hochschild Cia S.A.C. (“Hochschild”) agreed to join the venture and fund 50% of the costs.

As a result of these agreements, Yamana survived and emerged owning one hundred percent of its promising gold properties with partners highly versed not only in exploration but also development and mining. With exploration success, Yamana and its two partners would each hold a one-third interest in the gold properties.

Other
In April 2002, Yamana also closed a private placement with Coeur of 5,000,000 units for gross proceeds of US$255,000. Each unit consisted of one common share and one common share purchase warrant of Yamana exercisable for five years from the closing date at an exercise price of US$0.069 (C$0.104). Coeur is required to exercise 50% of the warrants on September 1, 2002 and the remaining warrants on December 1, 2002 for total gross proceeds of US$345,000. The proceeds of the private placement will be for working capital and general corporate purposes.

(All references are to U.S. dollars except where stated otherwise.)
(All references to equivalent silver are computed at a ratio of Au:Ag = 1:55)